Exhibit 99.1

NOTICE DECLARING INTENTION

TO BE QUALIFIED UNDER

NATIONAL INSTRUMENT 44-101
SHORT FORM PROSPECTUS DISTRIBUTIONS

(“NI 44-101”)

February 2, 2010

To:

The British Columbia Securities Commission

The Alberta Securities Commission

Rare Element Resources Ltd. (the “Issuer”) intends to be qualified to file a short form prospectus under NI 44-101.  The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus.  This notice does not evidence the Issuer’s intent to file a short form prospectus, to enter into a financing or transaction or to become a reporting issuer in any jurisdiction.  This notice will remain in effect until withdrawn by the Issuer.

RARE ELEMENT RESOURCES LTD.

Per:

(signed) “Mark T. Brown”

Mark T. Brown,

Chief Financial Officer & Director